March 11, 2008

VIA FACSIMILE (202) 772-9217

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

Department of Corporate Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Re:	Accentia Biopharmaceuticals, Inc.
Registration Statement on Form S-3 Filed February 4, 2008
File No. 333-149045

Dear Mr. Riedler:

This letter is in response to our telephone conversation with Mr. Sebastian Gomez Abero of the Securities and Exchange Commission (“SEC”) staff on March 6, 2008 and on behalf of Accentia Biopharmaceuticals, Inc. (the “Company”). Mr. Abero indicated that the SEC’s unwritten policy is to aggregate so-called “extreme convertible securities” (“ECS”) for the purposes of calculating whether 33% of a registrant’s public float has been registered for resale on behalf of selling shareholders where either: (i) registration statements pertaining to the common stock underlying the prior ECS went effective in the prior six months or (ii) where a significant amount of stock registered in an earlier registration statement pertaining to a prior ECS remains unsold by an investor that is also an investor in the current ECS, no matter how much time has elapsed between the sale by the Company of such ECS’s. When the amount of shares issuable upon conversion of the ECS as aggregated exceeds 33% of the then current public float, the SEC will deem the current registration statement a primary offering.

While Mr. Abero indicated that the SEC has not provided any written advice as to what constitutes an ECS, he indicated that it may include convertible debentures and convertible preferred stock depending on its terms but would generally not include standard warrants to purchase common stock where the exercise price was reasonably related to the market price on the date of issuance.

We respectfully disagree with the SEC’s position that the Series A-1 Preferred Stock appears to be a so-called ECS. The current transaction, which closed on January 18, 2008, involved the private sale by the Company of $8.7 million stated value of the Company’s Series A-1 Preferred Stock (“Preferred Stock”), Long Term Warrants and Short Term Warrants (collectively, the “Securities”) at a conversion and exercise price above the then (and current) market price. Each share of Preferred Stock has a stated value of $1000, and is convertible into shares of the Company’s common stock at a conversion price of $2.67 per share, or 375 shares of common stock per share of Preferred Stock. In the aggregate, the issued Preferred Stock is convertible into 3,269,283 shares of our common stock, representing 11.8 % of the Company’s public float.

The Long Term Warrants to purchase a total of 1,634,639 shares of our common stock issued in the offering are exercisable at a price of $2.67 per share, and expire January 17, 2014. Such shares represent 5.9 % of the Company’s public float. The Short Term Warrants to purchase a total of 3,269,283 shares of our common stock issued in the offering are exercisable at a price of $2.67 per share, and expire 30 days from the date of the initial press release regarding the Company’s announcement of the unblinded results of SinuNase clinical trial, one of the Company’s products. Such shares represent 11.8 % of the Company’s public float. The Short Term Warrants are exercisable for cash only at $2.67 per share (i.e., without cashless provision). The Company expects to receive these results and issue the press release in approximately 15 days. If no press release is made by December 1, 2008, the Short Term Warrants expire January 2, 2009.

We do not believe the offering of the Series A-1 Preferred Stock should be construed as an ECS. As stated in our previous response to your comments, the Preferred Stock has minimal potential for adjustments in the conversion price. Such adjustments would result solely from the Company issuing shares of common stock at less than the conversion price (requiring shareholder approval, based on Nasdaq rules), which is a standard anti-dilution provision. There is no provision for a price reset based on independent factors such as FDA approval or market price of the underlying common stock. Any potential liquidated damages would also result only in limited circumstances based on the Company’s non-compliance with the transaction documents. Other than the fee paid to Rodman & Renshaw LLC in connection with its role as placement agent in the transaction and payable in the event of the exercise of any of the Warrants, no other payments were made or are payable to the selling shareholders.

Our analysis confirms that the Preferred Stock has standard features that would be common in an “equity placeholder security” and which therefore are comparable to the features generally found in common stock. Below is our analysis of the Preferred Stock issued on January 18, 2008:

Feature	Standard (Not Extreme)	Extreme
Conversion Price Compared to Market	Conversion Price above Market, Constant	Conversion Price at discount to market at time of conversion

Dividends	No Dividend Preference	Required Dividends

Liquidation Preference	At Par without Premium	Senior Secured

Voting	Non-Voting	Super-Voting Rights

Redemption	At Par without Premium	At Premium to Par

The Series A-1 Preferred Stock has none of the features that could be considered to be “extreme” or to be commonly found in ECS’s, such as variable conversion prices based on a discount to the market price at the time of conversion, other features which could result in significant downward pressure to the price of a company’s outstanding equity, or other aspects that disproportionately favor the investors over other shareholders in the company. The Preferred Stock is distinguished from our common equity solely in liquidation preference; it does not even provide for a dividend preference. It does not feature super voting rights. As previously stated, the conversion price was above the market price on the date the transaction closed, and on the date hereof. There is no intrinsic mechanism in the Series A-1 Preferred Stock that would create downward pressure on the Company’s common stock such as “death spiral” variable conversion prices. In the event that the shares of Preferred Stock are not converted, they are required to be redeemed by the Company by March 31, 2011. Based on the above, we believe this offering does not constitute an ECS.

In addition, our Long and Short Term Warrants contain standard provisions commonly found in warrants offered in today’s market and frequently issued with common stock or preferred units. Like the Series A-1 Preferred Stock, the warrants have a fixed exercise price and also contain limited anti-dilution provisions.

Even if the SEC still believes that the Preferred Stock constitutes an ECS, we believe it should not be aggregated with the Company’s prior financings which closed on September 29, 2006 (the “2006 Financing”) and February 28, 2007 (the “2007 Financing” and collectively, the “Prior Financings”). Based on the guidance provided by Mr. Abero, such transactions should only be aggregated with the current transaction if there is significant overlap in the investors in the Prior Financings with those of the current transaction, and that such investors still hold a substantial amount of the shares of common stock registered in the Prior Financings (“Significant Overlap”). We submit that in determining the presence of a Significant Overlap, only the convertible debentures should be considered, as the very nature of warrants suggests that the warrants will be held through-out the warrant term as their value is tied to their exercise life. Further, we note that warrants are not convertible securities but rather are merely rights to purchase additional shares.

With respect to the 2006 Financing, the registration statement pertaining to which went effective over sixteen months ago, only two investors in that offering (or their affiliates) participated in the current transaction. Of the two, Laurus, an affiliate of the Valens Funds, still holds Debentures convertible into 1,935,551 shares of common stock which were registered on the registration statement pertaining to the 2006 Financing.

With respect to the 2007 Financing, only five of the investors in the current offering participated. Of the five, only three investors: Diamond, Cranshire and Rockmore, still hold any of the shares registered in the 2007 Financing. These three selling shareholders participated in only fourteen percent (14%) of the current transaction. The investors in the 2007 Financing still hold Debentures convertible into 533,496 shares of common stock which were registered on the registration statement pertaining to the 2007 Financing. The unsold shares underlying the Debentures registered in the 2007 Financing on behalf of these three shareholders represent less than 2 % of the outstanding common stock held by non-affiliates prior to the current transaction and represents only 5.7 % of the shares underlying the Debentures issued in the 2007 Financing.

Based on our analysis, we believe that there is no Significant Overlap between the investors in the 2006 Financing and the 2007 Financing and the current transaction, where such overlapping investors still hold a substantial amount of the shares of common stock registered in the Prior Financings. Below is our analysis:

Balance of registered shares

	2006 Financing		2007 Financing		Current Preferred Stock
	Shares at Debenture Conversion	Shares at Warrant Exercise	Shares at Debenture Conversion	Shares at Warrant Exercise (3)	Shares at Debenture Conversion	Shares at Warrant Exercise
BridgePointe Master Fund, Ltd. (1)	—	—	—	n/a	187,265	280,897
Cranshire Capital, L.P.	—	—	273,307	n/a	187,265	280,897
Diamond Opportunity Fund, LLC	—	—	109,323	n/a	74,906	112,359
GCA Strategic Investment Fund Limited (1)	—	—	—	n/a	187,625	280,897
Rockmore Investment Master Fund, Ltd.	168,399	125,448	150,866	n/a	187,265	280,897
Laurus Master Fund, Ltd.	1,767,152	627,240	—	n/a	—	—
Valens Funds (2)	—	—	—	n/a	1,123,596	1,685,394

Total	1,935,551	752,688	533,496	—	1,947,922	2,921,341

(1)	Bridgepointe Master Fund, Ltd. and Cranshire Capital, L.P. participated in the 2007 financing, but have subsequently converted the original investment amount.
(2)	The Valens Funds entities are affiliated with Laurus Master Funds, Ltd.
(3)	All warrants that were registered under the 2007 Financing have expired. All remaining warrant shares are unregistered.

In addition, each of the Prior Financings involved significantly different securities than those offered in the current transaction. The current transaction involved simple preferred stock, with no required dividend payment. The 2006 Financing involved the sale of $23.5 million of convertible debentures (the “2006 Debentures”). The 2006 Debentures are convertible at a fixed price of $2.60 with limited potential adjustments for anti-dilution into either shares of common stock of the Company or into shares of Biovest International, Inc. (“BVTI”), the Company’s majority-owned subsidiary. The 2006 Debentures bear interest at eight percent (8%) per annum, payable quarterly, in either cash or stock. The Company is required to redeem the portions of the 2006 Debentures beginning October 1, 2007. Any remaining unredeemed 2006 Debentures are due on September 29, 2010. The 2006 Financing also involved the sale of warrants exercisable at $2.75 per share of the Company’s common stock or $1.10 per share of BVTI’s common stock held by the Company.

The 2007 Financing involved the sale of $20 million in gross proceeds of 8% Convertible Debentures (the “2007 Debentures”). The 2007 Debentures have a fixed conversion price of $4.00, subject to limited anti-dilution adjustments. Beginning March 1, 2008, the Company is required to redeem 1/37 of the outstanding Debentures. There is no required partial redemption under the terms of the Preferred Stock. The 2007 Financing also involved the sale of short term warrants exercisable at $4.00 per share and long term warrants exercisable at $4.25 per share. As of the date hereof, the short term warrants have expired. Due to the significant difference in the current market price of the Company’s common stock as compared to the respective conversion and exercise price of the securities offered in the 2007 Financing, it is unlikely that these securities will be converted/exercised at any time soon, if at all. As a result, the SEC’s position would have a chilling effect on these investors ever participating in any future financings by the Company. It is hardly reasonable to aggregate the 2006 and 2007 Financings with the current offering when the offerings are so dissimilar. Furthermore, the basis of penalizing an investor for not selling which would indicate that they are investors with a “long-term” view and not investing with a view towards distribution seems contrary to the notion of a primary offering.

Based on the significant differences between the securities issued in the Prior Financings and the current transaction, and the limited overlap of investors, and the fact that shares underlying warrants, not convertible securities, comprised the majority of shares registered in connection with each of the Prior Financings, we believe the Prior Financings should not be aggregated with the current transaction for the purposes of determining whether this transaction involves a primary offering. The Company represents that it has no agreement or understanding with the investors in the current transaction or Prior Financings designed to circumvent the SEC’s position on Rule 415. The Company’s operations are based on drug approval process formulated by the Food and Drug Administration, and hence there is great uncertainty as to when the Company will be able to bring its products to market. Accordingly, it has required periodic financings in order to maintain its operations. Such financings have been completely independent and should not be aggregated with the current transaction.

We welcome the opportunity to discuss our views with you via a conference call. Please contact us at (212) 370-1300 to arrange for a convenient time.

Very truly yours,

ELLENOFF GROSSMAN & SCHOLE LLP.

By:	/s/ C. David Selengut
C. David Selengut

Cc:	Francis E. O”Donnell
Samuel S. Duffey